Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-198812 on Form S-8 and No. 333-207235 on Form F-3 of Affimed N.V. of our report dated March 14, 2017, with respect to the consolidated statements of financial position of Affimed N.V. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2016, which report appears in the Annual Report on Form 20-F of Affimed N.V for the year ended December 31, 2016.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

March 30, 2017